Exhibit 12.1

United Continental Holdings, Inc. and Subsidiary Companies

Computation of Ratio of Earnings to Fixed Charges

(In millions, except ratios)	2014	2013	2012	2011	2010
Earnings (losses):

Earnings (loss) before income taxes	$1,128	$539	$(724)	$845	$253
Add (deduct):
Fixed charges, from below	1,648	1,629	1,526	2,017	1,292
Amortization of capitalized interest	12	11	9	7	5
Distributed earnings of affiliates	1	—	—	1	2
Interest capitalized	(52)	(49)	(37)	(32)	(15)
Equity earnings in affiliates	(1)	(1)	(4)	(6)	(4)

Earnings as adjusted	$2,736	$2,129	$770	$2,832	$1,533

Fixed charges:
Interest expensed and capitalized and amortization of premiums, debt discounts, issuance costs, and capital expenditures (a)	$735	$783	$835	$949	$798
Portion of rent expense representative of the interest factor (b)	913	846	691	1,068	494

Fixed charges	$1,648	$1,629	$1,526	$2,017	$1,292

Ratio of earnings to fixed charges	1.66	1.31	(c)	1.40	1.19

(a) Amortization of debt discounts includes amortization of fresh-start valuation discounts.

(b) Imputed interest applied to rent expense.

(c) Earnings were inadequate to cover fixed charges by $756 million in 2012.